Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

Re: CNA Financial Corporation
Form 10-K for the Year Ended December 31, 2008
Filed on February 24, 2009
Schedule 14A
Filed on March 30, 2009
File No. 001-05823

Dear Mr. Mense:

We have reviewed your July 24, 2009 response to our June 22, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

1. We note your response to comment 1 does not include your sale-related reinsurance agreement with the Hartford as one of the agreements you intend to file. Please confirm that you will file the sale-related reinsurance agreement that you have entered into with the Hartford as an exhibit and identify the filing in which you will include the agreement.

Financial Statements

Note 3 – Investments, page 82

2. Please refer to your response to comment three. Please revise your note to
    include the information that you provided to us.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 or Jeffrey P. Riedler, Assistant Director at (202) 551-3715 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant